UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 21)*

                  Preferred Income Management Fund Incorporated
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                                     74037Q10
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         511 Sixteenth Street, Suite 700
                             Denver, Colorado 80202
                                 (303) 592-3100
           (Name, Address and Telephone Number of Person Authorized to
                          Receive Notices and Communications)

                                 April 28, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP                                No.                                74037Q10

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Horejsi, Inc.


2.    Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)

         (B)

3.    SEC Use Only


4.    Source of Funds (See Instructions)    WC OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.    Citizenship or Place of Organization           South Dakota


Number of                  7.       Sole Voting Power        2,071,430

Shares Bene-
ficially                   8.       Shares Voting Power

Owned by Each
Reporting                  9.       Sole Dispositive Power    2,071,430

Person With
                           10.      Shared Dispositive Power

11.   Aggregate Amount Beneficially Owned by Each Reporting Person   2,071,430


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13.   Percent of Class Represented by Amount in Row (11)      22.0%


14.   Type of Reporting Person (See Instructions)

         CO


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CUSIP No. 74037Q10


1.    Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Stewart R. Horejsi


2.    Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)

         (B)

3.    SEC Use Only


4.    Source of Funds (See Instructions)    Not applicable


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.    Citizenship or Place of Organization           United States


Number of                  7.       Sole Voting Power         0

Shares Bene-
ficially                   8.       Shares Voting Power       0

Owned by Each
Reporting                  9.       Sole Dispositive Power    0

Person With
                           10.      Shared Dispositive Power  0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person     0


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13.   Percent of Class Represented by Amount in Row (11)      0%


14.   Type of Reporting Person (See Instructions)

         IN

CUSIP No. 74037Q10


1.    Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Lola Brown Trust No. 1B


2.    Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)

         (B)

3.    SEC Use Only


4.    Source of Funds (See Instructions)    WC OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.    Citizenship or Place of Organization           Kansas


Number of                  7.       Sole Voting Power         1,583,765

Shares Bene-
ficially                   8.       Shares Voting Power

Owned by Each
Reporting                  9.       Sole Dispositive Power    1,583,765

Person With
                           10.      Shared Dispositive Power

11.   Aggregate Amount Beneficially Owned by Each Reporting Person   1,583,765


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13.   Percent of Class Represented by Amount in Row (11)      16.8%


14.   Type of Reporting Person (See Instructions)

         OO



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CUSIP No. 74037Q10


1.    Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Badlands Trust Company


2.    Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)

         (B)

3.    SEC Use Only


4.    Source of Funds (See Instructions)    WC  OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.    Citizenship or Place of Organization           South Dakota


Number of                  7.       Sole Voting Power         12,735

Shares Bene-
ficially                   8.       Shares Voting Power            0

Owned by Each
Reporting                  9.       Sole Dispositive Power    12,735

Person With
                           10.      Shared Dispositive Power  0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person     12,735


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13.   Percent of Class Represented by Amount in Row (11)      .13%


14.   Type of Reporting Person (See Instructions)

         CO

CUSIP No. 74037Q10


1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Stewart R. Horejsi Trust No. 2

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)

         (B)

3.    SEC Use Only


4.    Source of Funds (See Instructions)    Not applicable


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.    Citizenship or Place of Organization           Kansas


Number of                  7.       Sole Voting Power         0

Shares Bene-
ficially                   8.       Shares Voting Power       0

Owned by Each
Reporting                  9.       Sole Dispositive Power    0

Person With
                           10.      Shared Dispositive Power  0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person     0


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13.   Percent of Class Represented by Amount in Row (11)      0%


14.   Type of Reporting Person (See Instructions)

         OO

CUSIP No. 74037Q10


1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Ernest Horejsi Trust No. 1B


2.    Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)

         (B)

3.    SEC Use Only


4.    Source of Funds (See Instructions)    WC OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.    Citizenship or Place of Organization           Kansas


Number of                  7.       Sole Voting Power         277,534

Shares Bene-
ficially                   8.       Shares Voting Power             0

Owned by Each
Reporting                  9.       Sole Dispositive Power    277,534

Person With
                           10.      Shared Dispositive Power        0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person   277,534


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13.   Percent of Class Represented by Amount in Row (11)      2.95%


14.   Type of Reporting Person (See Instructions)

         OO



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                                              Page 11 of 11
                              Amendment No. 21 to Statement on Schedule 13D

                  This amended statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares"), of Preferred Income Management Fund Incorporated, a Maryland corporation (the "Company"). Items 3, 4, 5 and 7 of this statement, previously filed by (i) Horejsi, Inc. ("HI"), the Lola Brown Trust No. 1B (the "Brown Trust"), Badlands Trust Company ("Badlands") and the Ernest Horejsi Trust No. 1B (the "Ernest Horejsi Trust"), each as the direct beneficial owner of Shares, and (ii) Stewart R. Horejsi and the Stewart R. Horejsi Trust No. 2 (the "Stewart Horejsi Trust"), by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 3.  Source and Amount of Funds or Other Consideration.

                  No change except for the addition of the following:

         The total amount of funds required by the Ernest Horejsi Trust to purchase the Shares as reported in Item 5(c) was $358,380.35. Such funds were provided by the Ernest Horejsi Trust's cash on hand.


Item 4.  Purpose of Transaction.

                  No change except for the addition of the following:

         On April 28, 1998, at the adjourned annual shareholders meeting of the Company, Mr. Horejsi and Mr. James Duff, who were nominated by the Reporting Persons for election as directors of the Company, were elected as directors by the Company's shareholders for terms expiring in 2001.

         On April 7, 1998, in connection with the Reporting Persons' solicitation of proxies at the Company's annual meeting, the Reporting Persons mailed to shareholders of the Company the letter to shareholders attached as
Exhibit 12 and incorporated herein in its entirety by this reference.

         The Ernest Horejsi Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with HI, the Brown Trust, Badlands, the Stewart Horejsi Trust or the Ernest Horejsi Trust may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with HI, the Brown Trust, Badlands, the Stewart Horejsi Trust or the Ernest Horejsi Trust may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise. However, if the Reporting Persons acquire additional Shares, the Reporting Persons do not, at this time, intend to purchase more Shares than would be necessary to acquire control of the Company, which the Reporting Persons believe is less than 50% of the outstanding Shares.


Item 5.  Interest in Securities of the Issuer.

                  No change except for the addition of the following:

         (a) The Ernest Horejsi Trust is the direct beneficial owner of 277,534 Shares, or approximately 2.95% of the 9,416,743 Shares outstanding as of January 20, 1998, according to information contained in the Company's 1998 proxy statement. By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Ernest Horejsi Trust. Mr. Horejsi disclaims all such beneficial ownership.

         By virtue of the relationships and transactions described in this statement, the Reporting Persons may be deemed to constitute a group. HI disclaims beneficial ownership of Shares directly beneficially owned by the Brown Trust, Badlands and the Ernest Horejsi Trust; the Brown Trust disclaims beneficial ownership of Shares directly beneficially owned by the HI, Badlands and the Ernest Horejsi Trust; Badlands and the Stewart Horejsi Trust each disclaim beneficial ownership of Shares directly beneficially owned by the Brown Trust, HI and the Ernest Horejsi Trust; and the Ernest Horejsi Trust disclaims beneficial ownership of Shares directly beneficially owned by HI, the Brown Trust and Badlands.

         (c) The table below sets forth purchases of the Shares by the Reporting Persons since March 31, 1998. Such purchases were effected by the Ernest Horejsi Trust on the New York Stock Exchange.

                                                          Approximate Price
Date                     Amount of Shares                      Per Share
                                                      (exclusive of commissions)

4/2/98                         15,000                           $14.25
4/2/98                         10,000                           $14.375


Item 7.  Material to be Filed as Exhibits.

                  No change except for the addition of the following:

                  Exhibit 12 Form of letter to shareholders in connection with the proxy solicitation in opposition to the management of Preferred Income Management Fund Incorporated, incorporated by reference to the letter to shareholders filed with the Securities and Exchange Commission by Horejsi, Inc. and other persons on April 6, 1998

   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 1998

                         /s/ Stewart R. Horejsi
                         Stewart R. Horejsi



                          /s/ Stephen C. Miller      _____
                          Stephen C. Miller, as Vice President of Horejsi, Inc. and as Vice President of Badlands Trust Company, trustee of The Lola Brown Trust No. 1B, trustee of the Stewart R. Horejsi Trust No. 2, and trustee of the Ernest Horejsi Trust No. 1B

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